SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 1)*
                    Under the Securities Exchange Act of 1934

                              HBANCORPORATION, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    422045104
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                                 (CUSIP Number)
                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein, Sandler, Kohl,
Fifth Floor                                              Fisher & Boylan, P.A.
New York, New York  10022                            65 Livingston Avenue
(212) 378-0879                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 12, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Jeffrey S. Halis

2) Check the Appropriate Box if a Member of a Group (See Instructions):
   (a)     Not
   (b)     Applicable

3)  SEC Use Only

4)  Source of Funds (See Instructions):  WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable

6)  Citizenship or Place of Organization:

                                  United States

    Number of                     7) Sole Voting Power:                        0
                                     -------------------------------------------
    Shares Beneficially           8) Shared Voting Power:                      0
                                     -------------------------------------------
    Owned by
    Each Reporting                9) Sole Dispositive Power:                   0
                                     -------------------------------------------
    Person With:                 10) Shared Dispositive Power:                 0
                                     -------------------------------------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable

13)  Percent of Class Represented by Amount in Row

              (11):      0.0%

14)  Type of Reporting Person (See Instructions):       IA, IN

Item 5. Interest in Securities of the Issuer.

     As of November 12, 1997, Jeffrey Halis ceased to be the beneficial owner of more than five percent (5%) of the shares of common stock of Hbancorporation, Inc. Based upon information set forth in Hbancorporation, Inc.'s Form 10-QSB dated November 4, 1997, as of September 30, 1997 there were issued and outstanding 464,060 shares of common stock of Hbancorporation, Inc. As of November 12, 1997, Tyndall Partners, L.P. owned none of such shares, or 0.0% of those outstanding, and Tyndall Institutional Partners, L.P. owned none of such shares, or 0.0% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Hbancorporation, Inc. owned by each of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P. in shares of common stock of Hbancorporation, Inc. during the past sixty days:

                            A. Tyndall Partners, L.P.

 Date                               Quantity                             Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 12, 1997                     40,800                             $16.38


                     B. Tyndall Institutional Partners, L.P.

 Date                                 Quantity                           Price

                                   (Purchases)

                                      NONE

                                     (Sales)

November 12, 1997                      8,200                             $16.38



                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             November 21, 1997


                                            /s/ Jeffrey S. Halis
                                            Jeffrey  S.  Halis,  as a  general
                                            partner  of  Halo Capital  Partners,
                                            L.P., the general partner of each of
                                            Tyndall Partners,  L.P. and  Tyndall
                                            Institutional Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).